04013514

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEP 29 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39969

02-022875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Canterbury Consulting Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Newport Center Drive, Suite 300
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. D. Bruce (949) 718-2240
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

1000 Wilshire Boulevard, Suite 300 (Address) Los Angeles (City) CA (State) 90017-2464 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. D. Bruce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canterbury Consulting Incorporated, as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

YOON SOOK KIM
Commission # 1412363
Notary Public - California
Orange County
My Comm. Expires Apr 20, 2007

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and Report of Independent Certified Public Accountants

CANTERBURY CONSULTING INCORPORATED

June 30, 2004

CONTENTS

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Canterbury Consulting Incorporated

We have audited the accompanying statement of financial condition of Canterbury Consulting Incorporated, as of June 30, 2004, and the related statements of earnings, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Canterbury Consulting Incorporated as of June 30, 2004, and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Los Angeles, California
August 27, 2004

Suite 300
1000 Wilshire Blvd.
Los Angeles, CA 90017-2464
T 213.627.1717
F 213.624.6793
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Canterbury Consulting Incorporated

STATEMENT OF FINANCIAL CONDITION

June 30, 2004

ASSETS

Cash and cash equivalents	$	463,293
Receivable from clearing organizations		1,018,513
Customer and other receivables		1,021,296
Prepaid expenses		64,495
Deposits		139,046
Property and equipment, net		431,087
Total assets	$	3,137,730

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	149,779
Accrued payroll and payroll taxes		1,028,402
Income taxes payable		136,667
Other accrued liabilities		16,121
Capital lease obligations		109,705
Deferred income tax liability		27,757
Note payable		135,417
Total liabilities		1,603,848
Commitments and contingencies		-
Stockholders' equity		
Class A voting common stock; no par value; 500,000 shares authorized; 169,137 shares issued and outstanding		688,902
Retained earnings		844,980
Total stockholders' equity		1,533,882
Total liabilities and stockholders' equity	$	3,137,730

The accompanying notes are an integral part of this statement.

Canterbury Consulting Incorporated

STATEMENT OF EARNINGS

Year ended June 30, 2004

Revenues	
Commissions on securities transactions	$ 4,203,612
Consulting fee income	4,002,023
Other fees and income	981,191
Total revenues	9,186,826
Expenses	
Employee compensation and benefits	6,132,498
Floor brokerage and clearance fees	771,917
Communications	233,714
Occupancy	772,686
General and administrative	920,930
Interest	23,793
Total expenses	8,855,538
Income before provision for income taxes	331,288
Provision for income taxes	128,074
NET INCOME	$ 203,214

The accompanying notes are an integral part of this statement.

Canterbury Consulting Incorporated

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended June 30, 2004

	Common Stock			
	Shares Outstanding	Amount	Retained Earnings	Total Stockholders' Equity
Balances at July 1, 2003	169,137	$ 688,902	$ 641,766	$ 1,330,668
Net income	-	-	203,214	203,214
Balances at June 30, 2004	169,137	$ 688,902	$ 844,980	$ 1,533,882

The accompanying notes are an integral part of this statement.

Canterbury Consulting Incorporated

STATEMENT OF CASH FLOWS

Year ended June 30, 2004

Cash flows from operating activities:		
Net income	$	203,214
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		213,573
Loss on disposal of property and equipment assets		1,409
Changes in assets and liability accounts		
Receivable from clearing organization		(582,462)
Customer and other receivables		(214,798)
Prepaid expenses		62,024
Deposits		(174)
Accounts payable		(16,928)
Accrued payroll and payroll taxes		635,439
Income taxes payable		122,209
Deferred income tax		(10,948)
Other accrued liabilities		(4,989)
Net cash provided by operating activities		407,569
Cash flows from investing activities:		
Purchases of property and equipment		(72,476)
Cash flows from financing activities:		
Principal payments on note payable		(62,500)
Payments on capital lease obligations		(77,158)
Net cash used in financing activities		(139,658)
Net decrease in cash and cash equivalents		195,435
Cash and cash equivalents at beginning of year		267,858
Cash and cash equivalents at end of year	$	463,293
Cash paid during the year for:		
Interest	$	23,793
Income taxes	$	7,877

The accompanying notes are an integral part of this statement.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Canterbury Consulting Incorporated (the "Company"), was incorporated in June 1988 under the laws of the state of California under the name of Flint, Krueger, Beimfohr & Cluck, Incorporated. The Company is an independent investment consulting firm that provides investment advice to institutional clients and high net worth individuals. The Company is a member of the National Association of Securities Dealers, Inc. and is a registered broker-dealer in over thirty states. The Company is also a registered investment advisor under the Investment Company Act of 1940, as amended, and a member of Securities Investors Protection Corporation ("S.I.P.C")

All transactions on behalf of customers are cleared on a fully disclosed basis with a clearing broker.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates market value.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition

Commissions on securities transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Consulting fee income arising from investment advisory services is recognized as the services are performed pursuant to contracts and customer arrangements. Other fees and income are recognized as received which included primarily insurance commissions and interest income.

Income Taxes

The Company uses the liability method of accounting for income taxes under which deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are based on the year's taxable income for federal and state income tax reporting purposes.

Derivatives and Hedging

The Company does not engage in derivatives or hedging activities.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates fair value, due to the relatively short maturity of these instruments. As of June 30, 2004, the Company's capital lease obligations and note payable have stated borrowing rates that are consistent with those currently available to the Company and, accordingly, the Company believes the carrying value of these debt instruments approximates their fair value.

NOTE B - CONCENTRATION OF CREDIT RISK

The Company currently maintains substantially all of its cash with certain major financial institutions. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

NOTE C - CLEARING AGREEMENTS AND COMMISSIONS RECEIVABLE

On June 1, 2001, the Company entered into a clearing agreement with First Clearing Corporation ("First Clearing"), whereby First Clearing acts as a clearing broker providing various services on behalf of the Company's customers. These services include execution of orders, preparation of confirmations and reports of activity and settlement of contracts and transactions in securities as well as providing all cashiering functions and constructing and maintaining all prescribed books and records. The Company has agreed to indemnify this clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Company. On a monthly basis, First Clearing remits commissions earned by the Company on securities transactions with customers net of charges for floor brokerage and clearance fees. At June 30, 2004, amounts held by and receivable from First Clearing totaled $1,018,513.

In connection with this clearing agreement, the Company is required to: (i) maintain a minimum interest bearing security deposit of $100,000 with First Clearing which is included in deposits at June 30, 2004 and (ii) maintain blanket brokers indemnity bond insurance of at least 120% of its required minimum net capital. At June 30, 2004, the Company has $500,000 of blanket brokers bond insurance in effect.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of June 30, 2004:

Furniture and equipment	$ 583,818
Leasehold improvements	115,882
Computer equipment and software	464,672
	1,164,372
Less accumulated depreciation and amortization	(733,285)
	$ 431,087

Depreciation and amortization expense totaled $213,573 for the year ended June 30, 2004.

NOTE E - CAPITAL LEASE OBLIGATIONS

The Company leases certain furniture and equipment under capital leases. The leases are non-recourse and lease payments are based on the fair market value of acquired assets plus interest over the original lease terms of three to five-year periods. Certain reproduction equipment leases require additional monthly payments totaling $5,030 through June 2006, for technical support and maintenance and require the Company to pay contingent rent for excess usage. The Company is also responsible for the cost of repairs, insurance and property taxes.

At June 30, 2004, the carrying amount of leased assets included in property and equipment is $109,705.

Future minimum payments for assets under capital leases as of June 30, 2004, are as follows:

Year ending June 30:	
2005	$ 77,642
2006	40,688
	118,330
Less amount representing interest	(8,625)
Present value of future minimum lease payments	$109,705

NOTE F - NOTE PAYABLE

On July 19, 2002, the Company entered into an unsecured loan agreement with Mellon 1st Business Bank to borrow $250,000. Interest on this note payable accrues monthly based upon Mellon 1st Business Bank's reference rate (4.00% as of June 30, 2004). The note payable requires monthly payments of principal and interest on the first day of each month through August 1, 2006, the maturity date. Three major shareholders of the Company have personally guaranteed the agreement. The outstanding balance of the note payable at June 30, 2004 was $135,417.

Future minimum principal payments on the note payable for years ending June 30 are as follows:

Fiscal Year Ending	
2005	$ 62,500
2006	62,500
2007	10,417
	$135,417

NOTE G - COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its principal office space in Newport Beach, California under a non-cancelable operating lease agreement expiring in January 2008. The minimum commitment under the lease approximates $31,170 per month through its expiration. The Company also leases additional office space in Seattle, Washington under a non-cancelable operating lease, which expires March 2005. The commitment under the additional office space lease escalates on the anniversary of the lease agreement. The Company is responsible for executory costs such as property taxes and common area operating costs under both of these operating leases. Rent expense for the year ended June 30, 2004 was $413,600.

Future minimum rental payments required under these operating leases as of June 30, 2004, are as follows:

Year ending June 30:	
2005	$ 414,505
2006	414,809
2007	405,582
2008	31,170
	$1,266,066

The Company sub-leases a portion of its office space to two tenants under month-to-month leases. Monthly rent equals $800 for both tenants. Rental income received from the tenants for the year ended June 30, 2004 totaled $12,960, which is included in occupancy expense.

Guarantees

The Company is contingently liable and has guaranteed debt of certain employees of the Company payable to a bank aggregating approximately $56,000 at June 30, 2004. The debt matures through February 2007. Management has estimated the amount of this obligation using a probability weighted methodology pursuant to Financial Account Standards Board Interpretation No 45 and has determined the current amount of the obligation is not significant to the financial statements, and has not recorded a liability related to this obligation.

NOTE G - COMMITMENTS AND CONTINGENCIES - Continued

Other

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such matters are not expected to have a material adverse effect on the Company's financial position or results of operations.

Legal Proceedings

The Company is a party to various legal proceedings arising in the normal course of business. While it is difficult to predict the ultimate outcome of such litigation, the Company, after consultation with legal counsel, believes the disposition of all pending litigation should not have a material effect on the Company's financial position or results of operations.

NOTE H - INCOME TAXES

The components of the provision for income taxes for the year ended June 30, 2004 are as follows:

Current	
Federal	$104,735
State	31,931
	136,666
Deferred	
Federal	(7,367)
State	(1,225)
	(8,592)
	$128,074

NOTE H - INCOME TAXES - Continued

Deferred tax assets and liabilities include the following components as of June 30, 2004:

Deferred tax assets	
Accrued vacation	$13,746
Contribution carryforwards and other	11,314
State taxes	2,799
	27,859
Deferred tax liabilities	
Accrued income and depreciation	(55,616)
Net deferred tax liability	$(27,757)

NOTE I - PROFIT SHARING PLAN

The Company has a defined contribution profit sharing plan where eligible employees can make voluntary salary deferral contributions. The plan conforms to the requirements of Internal Revenue Code Section 401(k) and covers substantially all employees of the Company. Employees are eligible for participation in the plan after one year of employment. Employer contributions are discretionary up to a maximum amount allowed by law. Participants vest in employer contributions 20% per year over five years. During the year ended June 30, 2004, the Company contributed $226,603 to the plan.

NOTE J - RESERVE REQUIREMENT

The Company does not hold funds or securities for customers; accordingly it is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to Paragraph (k) (2) (ii) of such rule. Rule 15c3-3 provides for the maintenance by broker dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities. The Company carries no customer regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable.

NOTE K - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1.

At June 30, 2004, the Company had net capital of $479,419, which was $379,419 in excess of its required minimum net capital of $100,000. The Company's aggregate indebtedness to net capital ratio at June 30, 2004 was 3.03 to1.

SUPPLEMENTARY INFORMATION

Canterbury Consulting Incorporated.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2004

Net capital		
Total stockholder's equity qualified for net capital		$ 1,533,882
Add:		
Other allowable credits		
Actual tax liability on nonallowable assets		55,616
Total capital and allowable subordinated liabilities		1,589,498
Deductions and/or charges		
Nonallowable assets:		
Prepaid expenses	$ 79,452	
Deposits	36,992	
Property and equipment, net	321,382	
Customer and other receivables	672,245	(1,110,071)
Net capital before haircuts on securities positions		479,427
Haircuts on securities positions		
A. Money market funds	$ 8	
B. Undue concentration	-	(8)
Net capital		$ 479,419
Aggregate Indebtedness		
Items included in statement of financial condition:		
Total liabilities		$ 1,603,848
Less: Non-recourse capital lease obligations		(109,705)
Prepaid taxes		(12,902)
Deferred tax liability		(27,757)
Total aggregate indebtedness		$ 1,453,484
Computation of Basic Net Capital Requirement		
Minimum dollar net capital required		$ 100,000
Minimum net capital required (ratio 15 to 1)		96,899
Minimum net capital required		$ 100,000
Excess net capital		$ 379,419
Excess net capital over 120% of minimum net capital required		$ 359,419
Ratio: Aggregate indebtedness to net capital		3.03

Canterbury Consulting Incorporated

SCHEDULE I - CONTINUED

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2004

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of June 30, 2004)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	623,238
Change in other allowable credits:		
Actual tax liability on non-allowable assets		(10,948)
Adjustments relating to non-allowable assets:		
Customer and other receivables		94,003
Prepaid expenses		-
Other adjustments:		
Consulting fee income and fees		95,715
Payroll and other expenses		(536,577)
Income tax provision		213,988
Other		-
Net capital	$	479,419

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Canterbury Consulting Incorporated

In planning and performing our audit of the financial statements of Canterbury Consulting Incorporated, for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons,
2. Recordation of differences required by rule 17a-13 or
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has

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1000 Wilshire Blvd.
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Grant Thornton LLP
US Member of Grant Thornton International

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Los Angeles, California
August 27, 2004